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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51295

AB 3/21/06

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT AS OF ____12/31/05____

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM ID. NO.

NAME OF BROKER-DEALER:

CSS, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 West Jackson Boulevard, Suite 440
(No. and Street)

Chicago   **Illinois**   **60604**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mike Moran   **(312) 542-8510**
                                                    (Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 3520	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
[x] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be
supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).





RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT

To the Members of
CSS, LLC

We have audited the accompanying statement of financial condition of CSS, LLC (the "Company") as of December 31, 2005 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of CSS, LLC as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statement and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statement taken as a whole.

Ryan & Juraska

Chicago, Illinois
February 13, 2006

CSS, LLC

STATEMENT OF FINANCIAL CONDITION
as of December 31, 2005

ASSETS

Cash in bank	$	4,956
Receivables from brokers and dealers		1,173,821
Securities owned:		
Marketable, at market value		1,176,900,070
Not readily marketable, at fair value		4,970,468
Exchange membership, at cost (market value $875,000)		195,000
Furniture, equipment and leasehold improvements (net of		
accumulated depreciation and amortization of $831,031)		581,774
Investment in broker-dealer		10,000
	$	1,183,836,089

LIABILITIES AND MEMBERS' EQUITY

Liabilities

Payables to brokers and dealers	$	255,643,586
Securities sold, not yet purchased, at market value		774,584,727
Accounts payable and accrued expenses		2,880,069
		1,033,108,382
Members' Equity		150,727,707
	$	1,183,836,089

See accompanying notes.

CSS, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
as of December 31, 2005

1. **Organization and Business**

   CSS, LLC (the "Company"), an Illinois limited liability company, was organized on July 8, 1998. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Chicago Board Options Exchange. The Company engages primarily in the proprietary trading of exchange-traded equity securities, equity and index options contracts and other derivative equity instruments.

2. **Summary of Significant Accounting Policies**

   Revenue Recognition and Securities Valuation
   Securities transactions and related commission revenue and expenses are recorded on a trade date basis and, accordingly, gains and losses are recorded on unsettled transactions. Futures transactions and resulting gains and losses are recorded on a trade date basis, and, accordingly, gains and losses are recorded on open futures contracts.

   Securities traded on a national securities exchange (or reported on the NASDAQ national market) are stated at the last reported sales price on the day of valuation; other securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at the last quoted bid price, except for short positions and call options written, for which the last quoted asked price is used. Other securities for which quotations are not readily available are valued at fair value as determined by the managing members. As the Company operates as a broker-dealer, all financial instruments are stated at a value that approximates fair value.

   Income Taxes
   No provision has been made for federal income taxes, as the taxable income of the Company is included in the respective income tax returns of the members.

   Use of Estimates
   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

   Depreciation and amortization
   Furniture, equipment and leasehold improvements are being depreciated over their estimated useful lives using an accelerated method.

3. **Securities Owned and Sold, Not Yet Purchased**

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market value, as follows:

	Owned	Sold, Not Yet Purchased
Corporate equities	$ 499,197,525	$ 561,613,142
Equity and index options	65,979,215	62,101,415
Warrants	1,174,029	404
U.S. Government securities	-	131,516,170
U.S. Government agency	555,674	-
Preferred convertible stock	63,958,303	-
Corporate convertible debt	460,838,020	359,500
Corporate debt	82,993,086	18,994,096
Mutual funds	2,204,218	-
	$ 1,176,900,070	$ 774,584,727

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1993 or (c) that cannot be offered or sold because of other arrangements, restrictions or conditions applicable to the securities or to the Company. At December 31, 2005, firm owned securities, not readily marketable consist of restricted corporate equities with a fair value of $4,970,468.

4. **Clearing Agreement**

The Company has a Joint Back Office ("JBO") clearing agreement with O'Connor & Company L.L.C. ("OCC"). The agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of this agreement, the Company has invested $10,000 in the preferred interest of OCC. The Company's investment in OCC is reflected as investment in broker-dealer in the statement of financial condition. Under the rules of the Chicago Board Options Exchange, the agreement requires that the Company maintain a minimum net liquidating equity of $1 million with OCC, exclusive of the preferred interest investment.

5. **Employee Benefit Plan**

The Company has established a 401(k) plan for qualified employees. The Company may elect to match employees' contributions and make further discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement.

6. **Lease Commitment**

The Company conducts it operations in leased office facilities and annual rentals are charged to current operations. The lease is subject to an escalation clause based on the operating expenses of the lessor.

The minimum annual rental commitments under non-cancelable operating leases are approximately as follows as of December 31, 2005:

Year Ending December 31,	Amount
2006	$ 311,000
2007	320,000
2008	329,000
2009	340,000
2010	352,000
Thereafter	2,012,000
Total	$ 3,664,000

7. **Derivative Financial Instruments and Off-Balance Sheet Risk**

In the normal course of business the Company enters into transactions in derivative financial instruments and other financial instruments with off-balance sheet risk that include exchange-traded futures and futures options contracts, equity and index options and short stocks. All derivative instruments are held for trading purposes. All positions are reported in the accompanying statement of financial condition at market value and gains and losses from derivative financial instruments are included in net trading gain in the statement of operations.

Futures contracts provide for the delayed delivery/receipt of securities or money market instruments with the seller/buyer agreeing to make/take delivery at a specified date, at a specified price.

Options grant the purchaser, for the payment of a premium, the right to either purchase from or sell to the writer a specified instrument under agreed terms. As a writer of options, the Company receives a premium in exchange for bearing the risk of unfavorable changes in the price of the financial instruments underlying the options.

Securities sold, not yet purchased, represent obligations of the Company to deliver specified securities and thereby create a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized in the statement of financial condition.

7. **Derivative Financial Instruments and Off-Balance Sheet Risk, continued**

Risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk) and from changes in the values of the underlying financial instruments (market risk). The Company is subject to credit risk to the extent any broker with which it conducts business is unable to fulfill contractual obligations on its behalf. The Company attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts investment activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

8. **Credit Concentrations**

At December 31, 2005, significant credit concentrations consisted of approximately $96.9 million and $51.5 million, representing the market value of the Company's trading accounts carried by its clearing brokers, Goldman Sachs & Co. and O'Connor & Company L.L.C., respectively. Management does not consider any credit risk associated with these net receivables to be significant.

9. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6 and ⅔ % of "aggregate indebtedness", as defined.

At December 31, 2005, the Company had net capital and net capital requirements of approximately $13,913,000 and $192,000, respectively.

10. **Contingency**

In the normal course of business, the Company is subject to legal actions that involve claims for monetary relief. The Company's legal counsel has indicated that it cannot evaluate the likelihood of an unfavorable outcome or estimate the amount or range of potential loss therefrom. In the opinion of management, based on consultation with legal counsel, these actions will not result in any material or adverse effect on the financial position of the Company.

SUPPLEMENTAL SCHEDULES

BROKER OR DEALER:	**CSS, LLC**	as of <u>December 31, 2005</u>

COMPUTATION OF NET CAPITAL

1.	Total ownership (from Statement of Financial Condition- Item 1800)	$ 150,727,707	[3480]
2.	Deduct: Ownership equity not allowable for net capital		[3490]
3.	Total ownership equity qualified for net capital	$ 150,727,707	[3500]
4.	Add: A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	$	[3520]
	B. Other (deductions) or allowable subordinated liabilities		[3525]
5.	Total capital and allowable subordinated liabilities	$ 150,727,707	[3530]

6. Deductions and/or charges:

A. Total non-allowable assets from Statement of Financial Condition (Note B and C) (See detail below)	$ 5,757,242	[3540]	
1. Additional charges for customers' and non-customers' security accounts		[3550]	
2. Additional charges for customers' and non-customers' commodity accounts		[3560]	
B. Aged fail-to-deliver		[3570]	
1. Number of items	[3450]		
C. Aged short security differences- less reserved of	[3460]	[3580]	
2. Number of items	[3470]		
D. Secured demand note deficiency		[3590]	
E. Commodity futures contract and spot commodities proprietary capital charges	502,875	[3600]	
F. Other deductions and/or charges		[3610]	
G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7)and (c)(2)(x)		[3615]	
H. Total deduction and/or charges		$ (6,260,117)	[3620]

7.	Other additions and/or allowable credits (List)		[3630]
8.	Net Capital before haircuts on securities positions	$ 144,467,590	[3640]

9. Haircuts on securities (computed, where applicable pursuant to 15c3-1(f)):

A. Contractual securities commitments		[3660]	
B. Subordinated securities borrowings		[3670]	
C. Trading and Investment securities			
1. Exempted securities		[3735]	
2. Debt securities	$ 45,473,493	[3733]	
3. Options	19,052,696	[3730]	
4. Other securities	62,400,327	[3734]	
D. Undue concentration	1,410,028	[3650]	
E. Other (Foreign currency)	2,218,285	[3736]	$ (130,554,829)	[3740]

10.	Net Capital	$ 13,912,761	[3750]
		OMIT PENNIES	

Non-Allowable Assets (line 6.A):

Securities not readily marketable	$ 4,970,468
Exchange membership	195,000
Fixed assets, net	581,774
Investment in broker-dealer	10,000
	$ 5,757,242

Note: There are no material differences between the audited computation of net capital and that per the Company's FOCUS report as filed.

BROKER OR DEALER:	**CSS, LLC**	as of **December 31, 2005**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$	192,005	[3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	100,000	[3758]
13.	Net capital requirement (greater of line 11 or 12)	$	192,005	[3760]
14.	Excess net capital (line 10 less 13)	$	13,720,756	[3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$	13,624,754	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition	$	2,880,069	[3790]
17.	Add: A. Drafts for immediate credit _____ [3800] B. Market value of securities borrowed for which no equivalent value is paid or credited _____ [3810] C. Other unrecorded amounts (List) _____ [3820]			[3830]
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))			[3838]
19.	Total aggregate indebtedness	$	2,880,069	[3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)		20.7%	[3850]
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			[3860]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c-3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries debits			[3870]
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		[3880]
24.	Net capital requirement (greater of line 22 or 23)	$		[3760]
25.	Excess net capital (line 10 less 24)	$		[3910]
26.	Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line 17 page 8)			[3851]
27.	Percentage of Net Capital, after anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880, page 11 ÷ by line 17 page 8)			[3854]
28.	Net capital in excess of: 5% of combined aggregate debit items or $300,000	$		[3920]

OTHER RATIOS

Part C

29.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			[3860]
30.	Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital			[3852]

NOTES:

A. The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of **aggregate indebtedness** or **2% of aggregate debits if alternative method is used.**

B. Do not deduct the value of securities borrowed under subordination agreements of secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of Company (contra to item 1740) and partners securities which were included in non-allowable assets.

C. For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

CSS, LLC

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3
as of December 31, 2005**

The Company did not handle any customer cash or securities during the year ended December 31, 2005 and does not have any customer accounts.

CSS, LLC

**COMPUTATION FOR DETERMINATION OF PAIB RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3
as of December 31, 2005**

The Company did not handle any proprietary accounts of introducing brokers during the year ended December 31, 2005 and does not have any PAIB accounts.

CSS, LLC

**INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
as of December 31, 2005**

The Company did not handle any customer cash or securities during the year ended December 31, 2005 and does not have any customer accounts.



RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL

To the Members of
CSS, LLC

In planning and performing our audit of the statement of financial condition of CSS, LLC (the "Company") as of December 31, 2005, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statement and not to provide assurance on the internal control.

Also, as required by Rule 17A-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1)   Making quarterly securities examinations, counts, verifications, and comparisons

(2)   Recordation of differences required by Rule 17a-13

(3)   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the proceeding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the proceeding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

Our review indicated that the Company, although not exempt from Rule 15c-3-3, had no reporting requirements because it did not transact a business in securities directly with or for other than members of a national securities exchange and did not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4) and that, as of December 31, 2005, no facts came to our attention to indicate that such conditions were not complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Chicago Board Options Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
February 13, 2006

CSS, LLC

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

as of December 31, 2005
AVAILABLE FOR PUBLIC INSPECTION

OATH OR AFFIRMATION

I, **Michael B. Moran**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **CSS, LLC** as of **December 31, 2005** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

The Company did not handle any customer cash or securities during the year ended December 31, 2005 and does not have any customer accounts.

_____
Signature

_____
Chief Financial Officer
Title

Subscribed and sworn to before me this

23rd day of **February**, 2006

_____
Notary Public

This report** contains (check all applicable boxes)
[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Members' Equity
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) Independent Auditors' Report on Internal Accounting Control.
[ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.10(d)2(iv).

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).